UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2009
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant's Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐	Yes	☒	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 14, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: December 14, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 14, 2009

Exhibit 1

Breakthrough for Elbit Systems in the Unmanned Aerial Vehicles field:

Successful Maiden Flight

for Elbit Systems’ Hermes® 900 UAV

The new Hermes® 900 builds on the rich operational experience of the Hermes® 450, offering additional capabilities such as flight altitude of over 30,000 ft, long endurance, large payload capacity (up to 300kg), modular design allowing fast payload replacement and flight capabilities in adverse weather conditions

Serial production of the UAV will commence shortly, following completion of additional test flights

Haifa, Israel, December 14, 2009 - Elbit Systems Ltd. (NASDAQ: ESLT), announced today that its Hermes® 900 UAV completed a successful Maiden Flight and will commence serial production following the completion of additional flight tests.

The Hermes® 900 is based on the successful track record of the Hermes® 450, that has accumulated over 170,000 flight hours and is one of less than handful of UAVs in the world to cross the 100,000 operational flight hour’s barrier. The new Hermes® 900 offers additional key capabilities, such as longer endurance, flight altitude of more than 30,000 ft, large payload capacity (up to 300kg), modular design allowing fast payload replacement and flight capabilitiesin adverse weather conditions.

Hermes® 900 offers an advanced satellite communication channel and is operated from Elbit Systems’ universal command & control ground station (UGCS), enabling advanced mission management, automatic taxiing, autonomous flight and automatic takeoff and landing systems common to all the UAVs and in the Hermes® family.

The Hermes® 900 also includes innovative avionics and electronic systems and a silent engine, as well as systems required for flight in a combined civil and unmanned aviation area. The new UAV offers additional cutting edge technologies and applications such as electro-optic systems, laser designators and electronic intelligence sensors (ELINT, COMINT).

Haim Kellerman, Co-General Manager of Elbit Systems UAS Division, noted that the Hermes® 900 broadens out the Elbit Systems UAS portfolio, offering customers a variety of mission capabilities, from the mini-UAV system designed for the soldier level, through battalion-level UAVs, and up to higher chains of command for both Armies and Air Forces. The operational experience accumulated by the Hermes® systems for the Israeli Defense Forces and other leading armies worldwide, as well as the ongoing improvements based on its operational track record, have maintained this UAV family’s leadership in performance, reliability, variety of mission-oriented payloads and more. Kellerman further noted that the fact that the Hermes® 900 builds on existing applications and similar infrastructure of the Hermes® 450, allows Elbit Systems to transfer the new UAV directly into serial production. Elbit Systems is enhancing its production abilities in order to meet the growing demand of this new addition to the Hermes® UAV family.

To download the Hermes® 900 Maiden Flight Video copy the following link to your browser: http://dl.dropbox.com/u/457672/HERMES900%20flight.wmv

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications. For additional information, please visit us at : www.elbitsystems.com.

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663		IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246
Fax: +972-4-8316944		E-mail:	info@gkir.com
E-mail:	j.gaspar@elbitsystems.com
dalia.rosen@elbitsystems.com